

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

March 29, 2011

Richard L. Mack, Esq.
Executive Vice President, General
Counsel and Corporate Secretary
The Mosaic Company
3033 Campus Drive, Suite E490
Plymouth, Minnesota 55441

> **RE:** **GNS II (U.S.) Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed March 9, 2011**
> **File No. 333-172076**
>
> **The Mosaic Company**
> **Form 10-K for the fiscal year ended May 31, 2010**
> **Filed July 23, 2010**
> **File No. 001-32327**
>
> **GNS II (U.S.) Corp.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2011**
> **File No. 333-172253**

Dear Mr. Mack:

We have received your response to our prior comment letter to you dated March 3, 2011 and have the following additional comments.

Amended Form S-4 filed March 9, 2011

Risk Factors, page 23

A filing requirement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, page 24

1. We note your response to our prior comment three. Please tell us when it will be determined whether any exchanging Cargill stockholder would be required to make a filing pursuant to the Hart-Scott-Rodino Act.

Exhibit 99.1

2. Please revise to indicate that the form of proxy card is a preliminary copy. Refer to Exchange Act Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Eric M. Swedenburg, Esq.
        Fax: (212) 455-2502